APPENDIX A:
INVESTMENT RISKS

Since the COVID-19 Pandemic the motorcoach and tour industry has taken a blow. We have lost major charter and tour work but are slowly recovering this lost one trip at a time.

LIMITED OPERATING HISTORY

N & M Coach Lines LLC is a newly established entity and has no history for prospective investors to consider.

LIMITED SERVICES

N & M Coach Lines LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

LACK OF ONGOING INFORMATION

N & M Coach Lines LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and N & M Coach Lines LLC is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although N & M Coach Lines LLC will carry some insurance, N & M Coach Lines LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, N & M Coach Lines LLC could incur an uninsured loss that could damage its business.